UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number:  001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(441) 294-3309

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3: File No. 333-220346.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:                  June 20, 2019

BROOKFIELD BUSINESS PARTNERS, L.P.,
by its general partner, BROOKFIELD BUSINESS
PARTNERS LIMITED

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Unaudited condensed pro forma financial statements of Brookfield Business Partners L.P. as of March 31, 2019 and for the periods ended March 31, 2019 and December 31, 2018.

99.2	Unaudited combined financial statements of the Power Solutions Business of Johnson Controls International plc as of and for the three months ended March 31, 2019.

99.3	Consent of Independent Auditors of PricewaterhouseCoopers LLP (in respect of Toshiba Nuclear Energy Holdings (US) Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd.).

99.4	Consent of Independent Auditors of PricewaterhouseCoopers LLP (in respect of the Power Solutions Business of Johnson Controls International plc).